FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”) 1560-200 Burrard Street Vancouver, BC V6C 3L6

2.	Date of Material Change

May 28 and 31, 2004

3.	News Releases

News releases with respect to the material change referred to in this report were issued through newswire services on May 28 and 31, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On May 28, 2004, Wheaton announced that it had received an unsolicited proposal from Coeur d’Alene Mines Corporation (“Coeur”) to acquire all of the outstanding shares of Wheaton.

On May 31, 2004, the board of directors of Wheaton (the “Wheaton Board”) announced that, after careful consideration and consultation with its external financial and legal advisors, Wheaton will not be pursuing the proposal delivered to it by Coeur on May 27, 2004.

5.	Full Description of Material Change

On May 28, 2004, Wheaton announced that it had received an unsolicited proposal from Coeur to acquire all of the outstanding shares of Wheaton. Full details of the proposal received from Coeur can be obtained from Coeur’s press release issued on May 27, 2004 and filed on EDGAR.

On May 31, 2004, the Wheaton Board announced that, after careful consideration and consultation with its external financial and legal advisors, Wheaton will not be pursuing the proposal delivered to it by Coeur on May 27, 2004 for the following reasons:

•	The combination with IAMGold Corporation (“IAMGold”) continues to offer the best prospects for long term value.

•	Coeur has a history of losses and negative operating cash flow.

•	The Coeur proposal is dilutive to cash flow, earnings and net asset value per share.

•	The Coeur proposal will not achieve Wheaton’s desired outcome of increasing Wheaton’s gold content and will threaten Coeur’s silver premium.

•	The Coeur proposal will take significantly longer to complete than the IAMGold combination and involves greater transaction risks.

•	The Coeur proposal does not constitute a “Superior Proposal” under the Arrangement Agreement with IAMGold.

The Wheaton Board also announced that the shareholders meeting to approve the business combination with IAMGold will proceed as scheduled on June 8, 2004 and unanimously confirmed its recommendation that Wheaton shareholders vote in favour of the business combination with IAMGold. Wheaton also understands that the board of directors of IAMGold has determined not to pursue the highly conditional offer received from Golden Star Resources Ltd. and that IAMGold’s board will be confirming its recommendation that IAMGold shareholders vote in favour of the Wheaton/IAMGold combination.

Wheaton believes that its shareholders should continue to have the right to consider and vote upon the IAMGold business combination at Wheaton’s shareholder meeting on June 8, 2004.

The combination with IAMGold continues to offer the best prospects for long term value.

The Wheaton Board believes that the IAMGold business combination continues to offer the best prospects for long-term value. The Wheaton Board believes that the IAMGold business combination affords Wheaton shareholders a superior opportunity to participate in a leading low cost gold producer, which is well positioned for internal growth and has the financial strength and flexibility to take advantage of consolidation and acquisition opportunities. The Wheaton Board does not believe that the Coeur proposal creates the same strategic benefits for Wheaton or its shareholders.

Coeur has a history of losses and negative operating cash flow.

Coeur has incurred losses in each of the past five years and has publicly stated that its earnings are not sufficient to cover its fixed charges. In the last 33 quarters, from March 31, 1996 to March 31, 2004, Coeur had a total of US$572 million in accumulated losses. In contrast, Wheaton accumulated US$95 million in earnings and is earnings positive during the last nine consecutive quarters. Further, Coeur has had negative operating cash flow in each of the past three years, notwithstanding rising precious metal prices during that period. In contrast, Wheaton’s cash flow and earnings have been extremely robust, reflecting its ability to extract full value from rising precious metal prices. Similar to Wheaton, IAMGold has a history of positive earnings and the IAMGold transaction is a more attractive fit in terms of earnings consistency.

The Coeur proposal is dilutive to cash flow, earnings and net asset value per share.

On all key metrics including net asset value, cash flow and earnings per share the Coeur proposal would be extremely dilutive to Wheaton and its shareholders.

The Coeur proposal will not achieve Wheaton’s desired outcome of increasing Wheaton’s gold content and will threaten Coeur’s silver premium.

Wheaton believes that a merged Coeur/Wheaton will not enjoy the current silver premium multiple applied to Coeur as it is a predominately silver company. If Coeur does not continue to trade at silver company NAV multiples, the value of the share consideration in Coeur’s proposal to Wheaton shareholders will likely decrease.

The Coeur proposal will take significantly longer to complete than the IAMGold combination and involves greater transaction risks.

Wheaton believes that Coeur’s estimated closing date of September 30, 2004 is aggressive and is more likely to take significantly longer to complete. The combination with IAMGold is scheduled to be completed on or about June 15, 2004.

The Coeur proposal does not constitute a “Superior Proposal” under the Arrangement Agreement with IAMGold.

Under the Arrangement Agreement, neither Wheaton nor IAMGold is permitted to negotiate in respect of a competing proposal unless the proposal constitutes a “Superior Proposal”. In the case of Wheaton, the Coeur proposal would have to deliver value to the Wheaton shareholders of Cdn$5.40 or greater in order for it to constitute a Superior Proposal. The Coeur proposal does not do so. The threshold for a competing proposal was set at this level in recognition of the fact that the combination with IAMGold is being undertaken for strategic reasons.

Summary of the Wheaton/IAMGold Business Combination

IAMGold and Wheaton announced a business combination to be completed by way of a Plan of Arrangement whereby each Wheaton common share will be exchanged for 0.55 of an IAMGold common share. All outstanding warrants of

Wheaton will be exercisable on similar share exchange terms as offered by IAMGold for Wheaton’s common shares (for example 100 Wheaton warrants with a Cdn$1.65 strike price expiring on May 30, 2007 would be exercisable for 55 IAMGold common shares with a Cdn$3.00 strike price expiring on May 30, 2007). The common shares of the new company will continue to trade on the Toronto Stock Exchange and the American Stock Exchange. The new company is to be named AXIOM Gold Corporation (“AXIOM”). Shareholders of each company will be asked to approve the proposed business combination between IAMGold and Wheaton at shareholder meetings to be held on June 8, 2004 commencing at 11:00 a.m. EST at the Design Exchange, Toronto, Ontario, Canada.

The new company was created based on the ‘axiom’ (a statement universally accepted as true) that for a business to deliver long-term sustainable benefits to its stakeholders, including its shareholders and the communities in which it works, it must generate strong and sustainable cash flow. AXIOM will be unique among its gold mining industry peers in its ability to deliver on this objective, a result of: (i) its compelling balance of consistent, strong cash flow derived from its attractive, geographically and politically diverse operating interests in seven gold mines located in the Americas, West Africa and Australia; (ii) the potential of its two near-term development projects; (iii) its portfolio of exploration properties and joint ventures; and (iv) its strong balance sheet, cash position and cash flow generating potential that enables it to continue to grow by investing in a balance of acquisitions of gold mining and/or development companies or assets, project development and exploration.

AXIOM’S forecast, annualized 2004 production will be 1.0 million gold equivalent ounces, plus exposure to copper production. Three mines, including the Sadiola mine in Mali, Tarkwa mine in Ghana and the Bajo de la Alumbrera mine in Argentina are world-class with respect to annual production rates, cash operating costs and reserves and resources and are operated by some of the most respected companies and management teams in the industry and are coupled by AXIOM’S strong and consistent, solely owned and operated Luismin mines in Mexico and the Peak mine in Australia. The combined company’s forecast 2004 gold equivalent cash operating costs are estimated to total less than US$100 per ounce. AXIOM will have proven and probable reserves of 9.0 million ounces plus additional measured and indicated resources of 4.4 million ounces and inferred resources of 10.5 million ounces. The new company will have strong operating cash flow and excellent financial flexibility with US$300 million in cash and gold bullion.

AXIOM will have an attractive balance of immediate and near-term production growth through the development of the Amapari project in Brazil, the Los Filos project in Mexico and expansion of the Tarkwa mine in Ghana. These projects are expected to add over 300,000 ounces of annual gold production in 2006 at low cash operating costs. In addition, AXIOM will have a large portfolio of exploration projects in the Americas and West Africa.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 3rd day of June, 2004.

Per:	Peter Barnes Executive Vice President and Chief Financial Officer